January 26, 2024

VIA EDGAR

Dave Edgar, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Division of Corporate Finance
Office of Technology
United States Securities and Exchange Commission
Washington, DC 20549

Re: 8X8, Inc.
Form 10-K for the Year Ended March 31, 2023
Form 10-Q for the Quarter Ended September 30, 2023
File No. 001-38312

Dear Mr. Edgar and Ms. Collins,

Set forth below is the response of 8x8, Inc. (the “Company” or “we” or “us”) to the comment of the staff of the U.S. Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter to the Company, dated January 24, 2024 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2023 and filed on May 25, 2023 (the “Form 10-K”), and the Company’s Form 10-Q furnished on November 3, 2023 (the “Form 10-Q”).

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. The Staff’s comment has been indicated in bold italics.

Form 10-Q for the Quarter Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary and Outlook, page 19

1.We note from your response to prior comment 2 that in fiscal 2024, you began evaluating your operational performance based on change in ARR by customer size category and not specific customer counts. We also note that you rely on the growth percentage within the specific ARR customer size categories (i.e. enterprise, mid-market and small business) as a measure of potential future performance. Please confirm that you will include a discussion of period-over-period change in ARR by customer size category in future filings. In this regard, you refer here to the increase in enterprise customer ARR from fiscal 2019 to fiscal 2024 without discussing the decrease in enterprise ARR from the comparable period in fiscal 2023. Similarly, you refer to the percentage of ARR for small business customers in fiscal 2024 only and do not specifically discuss the percentage of ARR from mid-market customers for either period.

Response:

We respectfully acknowledge the Staff’s comment and will revise future filings (including Form 10-Q & 10-K filings) to include a discussion of period-over-period change in ARR by customer size category.

For the Staff’s consideration, please see an illustrative example of the Company’s proposed disclosure (with proposed new text bold and underlined):

“We use annualized recurring and usage revenue ("ARR") to measure the success of our strategy to attract and retain customers. ~~Total ARR as of September 30, 2023 was $707 million and increased 2% from the end of the second quarter of fiscal 2023. ARR from mid-market and enterprise customers represented 76% of total ARR and remained flat compared to the end of the second quarter of fiscal 2023.~~ We define enterprise customers as customers generating more than $100,000 in ARR, mid-market as customers with ARR between $25,000 and $100,000, and small business as customers with up to $25,000 in ARR. Customers can change categories over time based on individual ARR ~~Mid-market customers may become enterprise customers over time as they expand their deployments and adopt more solutions from our XCaaS portfolio~~. The Company continues to review ARR growth, as well as changes in the mix, within the Enterprise, Mid-Market and Small Business categories and relies on the growth percentage as one of the measures of potential future performance within the specific ARR by customer size categories.

Total ARR increased 2% to $707 million during the three months ended September 30, 2023 from $692 million during the three months ended September 30, 2022. Enterprise ARR increased 1% to $407 million during the three months ended September 30, 2023 from $401 million during the three months ended September 30, 2022. Mid-Market ARR increased 3% to $131 million during the three months ended September 30, 2023 from $127 million during the three months ended

September 30, 2022. Small Business ARR increased 4% to $170 million during the three months ended September 30, 2023 from $164 million during the three months ended September 30, 2022.

~~ARR from enterprise customers has increased steadily as a percentage of total ARR, increasing from 35% of total ARR in fiscal 2019 to 58% of total ARR at the end of the second quarter of fiscal 2024.~~

~~ARR associated with small business customers was 24% of total ARR for the second quarter of fiscal 2024.~~ We remain committed to retaining our installed base of small business customers but have reduced promotional programs and digital marketing to attract new small business UCaaS-only customers. See "Key Business Metrics" below for further discussion on how we define ARR.”

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at suzy.seandel@8x8.com or (231) 431-0249.

Sincerely,

/s/Suzy Seandel
Suzy Seandel
Chief Accounting Officer

cc:8x8, Inc.
Kevin Kraus, Chief Financial Officer
Larry Denny, Chief Legal Officer
cc:Skadden, Arps, Slate, Meagher & Flom LLP
Thomas J. Ivey

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